Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 15, 2019

Relating to Preliminary Prospectus dated October 15, 2019

Registration No. 333-234209

NEWS RELEASE

TRADEWEB MARKETS ANNOUNCES LAUNCH OF FOLLOW-ON OFFERING AND PRELIMINARY THIRD QUARTER 2019 FINANCIAL RESULTS

NEW YORK – October 15, 2019 – Tradeweb Markets Inc. (Nasdaq: TW), a leading, global operator of electronic marketplaces for rates, credit, equities and money markets, today announced the launch of an underwritten offering of 14,800,000 shares of its Class A common stock, subject to market conditions and other factors. Tradeweb expects to grant the underwriters a 30-day option to purchase up to an additional 2,220,000 shares of Class A common stock at the public offering price, less the underwriting discounts and commissions.

Tradeweb intends to use the net proceeds from the offering to purchase equity interests from certain existing owners. Refinitiv will continue to own a controlling interest in Tradeweb following the offering. J.P. Morgan, Barclays, Citigroup, Goldman Sachs & Co. LLC and Morgan Stanley are acting as the joint book-running managers for the offering.

Preliminary Third Quarter 2019 Financial Results

The preliminary prospectus included in the registration statement filed by Tradeweb in connection with the proposed offering contains Tradeweb’s preliminary unaudited financial results for the three and nine months ended September 30, 2019, which have also been included in a Current Report on Form 8-K furnished today with the SEC. Tradeweb is currently in the process of finalizing its financial results for the three and nine months ended September 30, 2019. Because Tradeweb’s consolidated financial statements for these periods are not yet available, the preliminary financial results included in the preliminary prospectus and set forth below are based on current estimates and remain subject to completion.

Set forth below are management’s estimates for expected gross revenue, total expenses, net income, net income attributable to Tradeweb Markets Inc., diluted earnings per share, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted Net Income and Adjusted Diluted EPS for the three and nine months ended September 30, 2019:

	Successor	Predecessor
	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	$ Change	% Change
	(dollars in thousands)
Revenue
Rates	$115,505	$92,592	$22,913	24.7%
Credit	39,578	33,642	5,936	17.6%
Equities	12,333	8,484	3,849	45.4%
Money Markets	10,480	8,667	1,813	20.9%
Market Data	16,914	15,770	1,144	7.3%
Other	6,171	6,098	73	1.2%
Gross Revenue	200,981	165,253	35,728	21.6%
Total expenses	142,723	114,973	*	*
Net Income	48,578	45,955	*	*
Net income attributable to Tradeweb Markets Inc.	29,612	-	-	-
Diluted earnings per share (1)	0.20 (b)	0.21 (a)	*	*
Non-GAAP Financial Measures
Adjusted EBITDA (2)	$93,449	$66,583	26,866	40.3%
Adjusted EBITDA Margin (2)	46.5%	40.3%	+620bps
Adjusted EBIT (2)	$83,096	$56,734	26,362	46.5%
Adjusted EBIT Margin (2)	41.3%	34.3%	+701bps
Adjusted Net Income (2)	$61,627	$42,252	19,375	45.9%
Adjusted Diluted EPS (2)(3)	$0.27	$0.19	0.08	38.6%

	Successor	Predecessor
	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018	$ Change	% Change
	(dollars in thousands)
Revenue
Rates	$326,658	$281,641	45,017	16.0%
Credit	118,612	102,452	16,160	15.8%
Equities	35,247	28,347	6,900	24.3%
Money Markets	30,364	25,248	5,116	20.3%
Market Data	51,361	47,059	4,302	9.1%
Other	16,016	21,024	(5,008)	-23.8%
Gross Revenue	578,258	505,771	72,487	14.3%
Total expenses	442,768	338,607	*	*
Net Income	115,746	130,160	*	*
Net income attributable to Tradeweb Markets Inc.	42,440	-	-	-
Diluted earnings per share (1)	0.19(a)/0.28 (b)	0.60 (a)	*	*
Non-GAAP Financial Measures
Adjusted EBITDA (2)	$260,721	$214,091	46,630	21.8%
Adjusted EBITDA Margin (2)	45.1%	42.3%	+276bps
Adjusted EBIT (2)	$229,915	$184,859	45,056	24.4%
Adjusted EBIT Margin (2)	39.8%	36.5%	+321bps
Adjusted Net Income (2)	$170,446	$137,327	33,119	24.1%
Adjusted Diluted EPS (2)(3)	$0.74	$0.64	0.10	16.0%

*	As a result of the Refinitiv Transaction and pushdown accounting, certain financial information for the period beginning on October 1, 2018, and through and including September 30, 2019, which we refer to as the “Successor period,” and certain financial information for the periods prior to, and including, September 30, 2018, referred to as the “Predecessor period,” are not comparable. See “Basis of Presentation” in Appendix A attached hereto.
(1)	As a result of the Reorganization Transactions and the IPO completed in April 2019, certain earnings information is being presented separately for Tradeweb Markets LLC and Tradeweb Markets Inc.

(a)    Presents information for Tradeweb Markets LLC (pre-IPO period).

(b)    Presents information for Tradeweb Markets Inc. (post-IPO period).

For more information for pre-IPO period and post-IPO period earnings per share information, see “Basis of Presentation,” “Note 16 — Earnings Per Share” to the unaudited consolidated financial statements of Tradeweb Markets Inc. included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019. and “Note 18 — Net Income Per Share” to the audited consolidated financial statements of Tradeweb Markets LLC, included in Tradeweb’s Current Report on Form 8-K dated June 18, 2019.

(2)	For the definitions of Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted Net Income and Adjusted Diluted EPS and for reconciliations to their most directly comparable financial measures presented in accordance with GAAP, see the tables included in Appendix A attached hereto.
(3)	Adjusted Diluted EPS includes certain tax related adjustments to reflect an assumed effective tax rate for all periods presented and, for the three and nine months ended September 30, 2019, assumes all LLC Interests are exchanged for shares of Class A or Class B common stock. As a result, management believes that Adjusted Diluted EPS for Tradeweb Markets Inc. and Tradeweb Markets LLC are comparable.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. A copy of the preliminary prospectus is available at https://www.sec.gov/Archives/edgar/data/1758730/000110465919054160/tv529956-s1.htm.

Alternatively, copies of the preliminary prospectus may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by email at prospectus-eq_fi@jpmchase.com or toll-free at (866) 803-9204; Barclays Capital Inc., Attention Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at barclaysprospectus@broadridge.com, or by telephone at (888) 603-5847; Citigroup Global Markets Inc., Attention: Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (800) 831-9146; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by email at prospectus-ny@ny.email.gs.com or by telephone at (866) 471-2526; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014.

These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the federal securities laws. Statements related to, among other things, the proposed offering and plans regarding the use of proceeds therefrom, our outlook and future performance, the industry and markets in which we operate, our expectations, beliefs, plans, strategies, objectives, prospects and assumptions and future events are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed under the heading “Risk Factors” in documents of Tradeweb Markets Inc. on file with or furnished to the SEC, may cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. In particular, the preliminary financial results for the third quarter of 2019 are subject to the completion of management’s final review and our other financial closing procedures and therefore are subject to change. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this release are not guarantees of future performance and our actual results of operations, financial condition or liquidity, and the development of the industry and markets in which we operate, may differ materially from the forward-looking statements contained in this release. In addition, even if our results of operations, financial condition, or liquidity, and events in the industry and markets in which we operate, are consistent with the forward-looking statements contained in this release, they may not be predictive of results or developments in future periods. Any forward-looking statement that we make in this release speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this release.

About Tradeweb Markets

Tradeweb Markets Inc. (Nasdaq: TW) is a leading, global operator of electronic marketplaces for rates, credit, equities and money markets. Founded in 1996, Tradeweb provides access to markets, data and analytics, electronic trading, straight-through-processing and reporting for more than 40 products to clients in the institutional, wholesale and retail markets. Advanced technologies developed by Tradeweb enhance price discovery, order execution and trade workflows while allowing for greater scale and helping to reduce risks in client trading operations. Tradeweb serves approximately 2,500 clients in more than 60 countries. On average, Tradeweb facilitated more than $700 billion in notional value traded per day over the past four fiscal quarters.

Investor contact	Media contact
Ashley Serrao, Tradeweb + 1 646 430 6027	Jonathan Mairs, Tradeweb +1 646 430 6176
Ashley.Serrao@Tradeweb.com	Jonathan.Mairs@Tradeweb.com

# # #

Appendix A
Basis of Presentation
“We,” “us,” “our,” the “Company,” “Tradeweb” and similar references refer: (i) on or prior to the completion of a series of reorganization transactions that were completed (the “Reorganization Transactions”) in connection with Tradeweb Markets Inc.’s initial public offering (“IPO”), which was completed on April 8, 2019, to Tradeweb Markets LLC, which we refer to as “TWM LLC,” and, unless otherwise stated or the context otherwise requires, all of its subsidiaries and any predecessor entities, and (ii) following the completion of the Reorganization Transactions, to Tradeweb Markets Inc., and, unless otherwise stated or the context otherwise requires, TWM LLC and all of its subsidiaries and any predecessor entities.
The historical financial information and other disclosures contained herein relate to periods that ended both prior to and after the completion of the Reorganization Transactions and the IPO. As a result of the Reorganization Transactions completed in connection with the IPO, on April 4, 2019, Tradeweb Markets Inc. became a holding company whose principal asset consists of its equity interest in Tradeweb Markets LLC (“TWM LLC”). As the sole manager of TWM LLC, Tradeweb Markets Inc. operates and controls all of the business and affairs of TWM LLC and, through TWM LLC and its subsidiaries, conducts its business. As a result of this control, and because Tradeweb Markets Inc. has a substantial financial interest in TWM LLC, Tradeweb Markets Inc. consolidates the financial results of TWM LLC and its subsidiaries. The historical financial information contained herein relating to periods prior to, and including, March 31, 2019 pertain to TWM LLC, the predecessor of Tradeweb Markets Inc. for financial reporting purposes, and its subsidiaries. The historical financial information contained herein relating to periods beginning on April 1, 2019, and through and including June 30, 2019, pertain to Tradeweb Markets Inc. and its subsidiaries, including TWM LLC.
As a result of the Refinitiv Transaction (the “Refinitiv Transaction”), pursuant to which Refinitiv Holdings Ltd. (“Refinitiv”) indirectly acquired on October 1, 2018 substantially all of the financial and risk business of Thomson Reuters Corporation (“Thomson Reuters”) and Thomson Reuters indirectly acquired a 45% ownership interest in Refinitiv, we revalued our assets and liabilities based on their fair values as of the closing date of the Refinitiv Transaction in accordance with the acquisition method of accounting. Due to the change in the basis of accounting resulting from the application of pushdown accounting, the financial information for the period beginning on October 1, 2018, and through and including June 30, 2019, and the financial information for the periods prior to, and including, September 30, 2018 are not comparable. However, the change in basis resulting from the Refinitiv Transaction did not impact certain financial information, specifically revenues and certain expenses. Accordingly, we present gross revenue and Adjusted EBITDA for the year ended December 31, 2018 on a combined basis as the change in basis resulting from the Refinitiv Transaction did not impact such financial information and, we believe it provides a meaningful method of comparison to other periods. The combined financial information is being presented for informational purposes only and (i) has not been prepared on a pro forma basis as if the Refinitiv Transaction occurred on the first day of the period, (ii) may not reflect the actual results we would have achieved absent the Refinitiv Transaction, (iii) may not be predictive of future results of operations and (iv) should not be viewed as a substitute for the financial results of the separate periods presented in accordance with GAAP.
Unless otherwise indicated, revenue is presented on a gross revenue basis. For certain periods, our gross revenue is offset by contingent consideration, a contra-revenue adjustment related to the achievement of specific revenue earnout milestones for certain credit products. We believe that gross revenue is the key driver of our operating performance and therefore is the revenue measure we utilize to assess our business on a period by period basis.
Non-GAAP Financial Measures
In addition to net income and net income attributable to Tradeweb Markets Inc., each presented in accordance with GAAP, we present Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT and Adjusted EBIT margin as measures of our operating performance and Adjusted Net Income and Adjusted Diluted EPS as measures of our profitability. Adjusted EBITDA is defined as net income before contingent consideration, net interest income, provision for income taxes and depreciation and amortization, adjusted for the impact of certain other items, including certain stock-based compensation expense, gains and losses from outstanding foreign exchange forward contracts and the revaluation of foreign denominated cash. Adjusted EBIT is defined as net income before contingent consideration, net interest income and provision for income taxes, adjusted for the impact of certain other items, including certain stock-based compensation expense, acquisition and Refinitiv Transaction-related depreciation and amortization, gains and losses from outstanding foreign exchange forward contracts and the revaluation of foreign denominated cash.
Adjusted EBITDA margin and Adjusted EBIT margin are defined as Adjusted EBITDA and Adjusted EBIT, respectively, divided by gross revenue for the applicable period. We present Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT and Adjusted EBIT margin because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. For example, we exclude contingent consideration because it is equity settled and its balance is based on our value at a certain time and may not reflect our actual operating performance. In addition, we also exclude non-cash stock-based compensation expense associated with the Special Option Award. We believe it is useful to exclude this stock-based compensation expense because the amount of expense associated with the Special Option Award may not directly correlate to the underlying performance of our business and will vary across periods. With respect to Adjusted EBIT and Adjusted EBIT margin, we believe it is useful to exclude the depreciation and amortization of acquisition related tangible and intangible assets resulting from certain acquisitions, the Refinitiv Transaction and the application of pushdown accounting in order to facilitate a period-over-period comparison of our financial performance.
Management and our board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT and Adjusted EBIT margin to assess our financial performance and believe it is helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA and Adjusted EBITDA margin. We present Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. for post-IPO periods and Tradeweb Markets LLC for pre-IPO periods. As discussed below, because Adjusted Net Income and Adjusted Diluted EPS give effect to certain tax related adjustments to reflect an assumed effective tax rate for all periods presented and, for post-IPO periods, assumes all common membership units of TWM LLC (“LLC Interests”) held by non-controlling interests are exchanged for shares of Class A or Class B common stock, we believe that Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. and Tradeweb Markets LLC are comparable.
Adjusted Net Income is defined as net income attributable to Tradeweb Markets Inc. assuming the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A common stock or Class B common stock of Tradeweb Markets Inc., for post-IPO periods, and net income, for pre-IPO periods, in each case adjusted for contingent consideration, certain stock-based compensation expense, acquisition and Refinitiv Transaction-related depreciation and amortization, gains and losses from outstanding foreign exchange forward contracts and the revaluation of foreign denominated cash. Adjusted Net Income also gives effect to certain tax related adjustments to reflect an assumed effective tax rate and, for pre-IPO periods, assumes TWM LLC was subject to a corporate tax rate for the periods presented. Adjusted Diluted EPS is defined as Adjusted Net Income divided by the diluted weighted average number of shares of Class A common stock and Class B common stock outstanding for the applicable period, assuming the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A common stock or Class B common stock, for post-IPO periods, and the diluted weighted average number of shares of TWM LLC outstanding for the applicable period, for pre-IPO periods. The diluted weighted average number of shares outstanding for the pre-IPO periods and post-IPO periods give effect to potentially dilutive securities using the treasury stock method. We use Adjusted Net Income and Adjusted Diluted EPS as supplemental metrics to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. We exclude contingent consideration, stock-based compensation expense associated with the Special Option Award and acquisition and Refinitiv Transaction-related depreciation and amortization for the reasons described above. Each of the normal recurring adjustments and other adjustments described in the definition of Adjusted Net Income helps to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses. In addition to excluding items that are non-recurring or may not be indicative of our ongoing operating performance, by assuming the full exchange of all outstanding LLC Interests held by non-controlling interests, we believe that Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. facilitate comparisons with other companies that have different organizational and tax structures, as well as comparisons period over period, because it eliminates the effect of any changes in net income attributable to Tradeweb Markets Inc. driven by increases in our ownership of TWM LLC, which are unrelated to our operating performance.
Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted Net Income and Adjusted Diluted EPS have limitations as analytical tools, and you should not consider these non-GAAP financial measures in isolation or as alternatives to net income attributable to Tradeweb Markets Inc., net income, operating income, gross margin, earnings per share or any other financial measure derived in accordance with GAAP. You are encouraged to evaluate each adjustment and, as applicable, the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted Net Income and Adjusted Diluted EPS you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of these non-GAAP financial measures. Our presentation of Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted Net Income and Adjusted Diluted EPS should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT, Adjusted EBIT margin, Adjusted Net Income and Adjusted Diluted EPS may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
The table set forth below presents a reconciliation of net income to Adjusted EBITDA, Adjusted EBITDA margin, Adjusted EBIT and Adjusted EBIT margin for the three and nine months ended September 30, 2019 and 2018:
	Successor		Predecessor
	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
	(in thousands)
Net income	$48,578	$115,746	$45,955	$130,160
Contingent consideration	—	—	(2,537)	26,830
Interest income, net	(636)	(1,669)	(673)	(1,726)
Depreciation and amortization	35,133	102,928	16,362	48,808
Stock-based compensation expense associated with Special Option Award	1,995	22,398	—	—
Provision for income taxes	10,316	21,413	7,535	11,900
Unrealized foreign exchange (gains) / losses	(2,499)	(1,215)	407	(960)
(Gain) / loss from revaluation of foreign denominated cash(1)	562	1,120	(466)	(921)
Adjusted EBITDA	$93,449	$260,721	$66,583	$214,091
Less: Depreciation and amortization	(35,133)	(102,928)	(16,362)	(48,808)
Add: Acquisition and Refinitiv Transaction related D&A(2)	24,780	72,122	6,513	19,576
Adjusted EBIT	$83,096	$229,915	$56,734	$184,859
Adjusted EBITDA margin(3)	46.5%	45.1%	40.3%	42.3%
Adjusted EBIT margin(3)	41.3%	39.8%	34.3%	36.5%

(1)
Represents foreign exchange gain or loss from the revaluation of cash denominated in a different currency than the entity’s functional currency.

(2)
Represents acquisition-related intangibles amortization and increased tangible asset and capitalized software depreciation and amortization resulting from the Refinitiv Transaction and the application of pushdown accounting (where all assets were marked to fair value as of the closing date of the Refinitiv Transaction).

(3)
For the three and nine months ended September 30, 2019 and 2018, Adjusted EBITDA margin increased compared to the prior year period by 620 basis points, and 276 basis points, respectively, or 672 basis points, and 326 basis points on a constant currency basis. For the three and nine months ended September 30, 2019 and 2018, Adjusted EBIT margin increased compared to the prior year period by 701 basis points and 321 basis points, respectively, or 770 basis points and 386 basis points on a constant currency basis. The changes in Adjusted EBITDA margin and Adjusted EBIT margin on a constant currency basis, which are non-GAAP financial measures, are defined as the changes in Adjusted EBITDA margin and Adjusted EBIT margin excluding the effects of foreign currency fluctuations. Adjusted EBITDA margin and Adjusted EBIT margin excluding the effects of foreign currency fluctuations are calculated by translating the current period and prior period’s results using the average exchange rates for the prior period. We use changes in Adjusted EBITDA margin and Adjusted EBIT margin on a constant currency basis as supplemental metrics to evaluate our underlying margin performance between periods by removing the impact of foreign currency fluctuations. We believe that providing changes in Adjusted EBITDA margin and Adjusted EBIT margin on a constant currency basis provide useful comparisons of our Adjusted EBITDA margin and Adjusted EBIT margin and trends between periods.

The table set forth below presents a reconciliation of net income attributable to Tradeweb Markets Inc. and net income, as applicable, to Adjusted Net Income and Adjusted Diluted EPS for the three and nine months ended September 30, 2019 and 2018:
	Successor		Predecessor
	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
	(in thousands except share and per share amounts)
Earnings per diluted share(1)	$0.20(b)	$0.19(a)/	$0.21(a)	$0.60(a)
		0.28(b)
Pre-IPO net income attributable to Tradeweb Markets LLC(1)	$—	$42,352	$45,955	$130,160
Add: Net income attributable to Tradeweb Markets Inc.(1)	29,612	42,440	—	—
Add: Net income attributable to non-controlling interests(1)(2)	18,966	30,954	—	—
Net income	48,578	115,746	45,955	130,160
Provision for income taxes	10,316	21,413	7,535	11,900
Contingent consideration	—	—	(2,537)	26,830
Acquisition and Refinitiv Transaction related D&A(3)	24,780	72,122	6,513	19,576
Stock-based compensation expense associated with Special Option Award	1,995	22,398	—	—
Unrealized foreign exchange (gains) / losses	(2,499)	(1,215)	407	(960)
(Gain) / loss from revaluation of foreign denominated cash(4)	562	1,120	(466)	(921)
Adjusted Net Income before income taxes	83,732	231,584	57,407	186,585
Adjusted income taxes(5)	(22,105)	(61,138)	(15,155)	(49,258)
Adjusted Net Income	$61,627	$170,446	$42,252	$137,327
Adjusted Diluted EPS(1)(6)	$0.27(b)	$0.23(a)/	$0.19(a)	$0.64(a)
		0.51(b)

(1)
As a result of the Reorganization Transactions and the IPO completed in April 2019, certain earnings information is being presented separately for Tradeweb Markets LLC and Tradeweb Markets Inc.

(a)
Presents information for Tradeweb Markets LLC (pre-IPO period).

(b)
Presents information for Tradeweb Markets Inc. (post-IPO period).

See “Basis of Presentation,” “Note 16 — Earnings Per Share” to the unaudited consolidated financial statements of Tradeweb Markets Inc. included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 and “Note 18 — Net Income Per Share” to the audited consolidated financial statements of Tradeweb Markets LLC included in our Current Report on Form 8-K dated June 18, 2019.
(2)
For post-IPO periods, represents the reallocation of net income attributable to non-controlling interests from the assumed exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A or Class B common stock.

(3)
Represents acquisition-related intangibles amortization and increased tangible asset and capitalized software depreciation and amortization resulting from the Refinitiv Transaction and the application of pushdown accounting (where all assets were marked to fair value as of the closing date of the Refinitiv Transaction).

(4)
Represents foreign exchange gain or loss from the revaluation of cash denominated in a different currency than the entity’s functional currency.

(5)
Represents corporate income taxes at an assumed effective tax rate of 26.4% for all periods presented applied to Adjusted Net Income before income taxes. For pre-IPO periods, this adjustment assumes Tradeweb Markets LLC was subject to a corporate tax rate for the periods presented.

(6)
Due to the Reorganization Transactions and the IPO completed in April 2019, shares outstanding during the nine months ended September 30, 2019 represent shares of TWM LLC (pre-IPO period) and shares of Class A and Class B common stock of Tradeweb Markets Inc. (post-IPO period).

The following table summarizes the calculation of Adjusted Diluted EPS for all periods presented:
		Pre-IPO Period	Post-IPO Period
Reconciliation of Diluted Weighted Average Shares Outstanding to Adjusted Diluted Weighted Average Shares Outstanding	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2018
Diluted weighted average TWM LLC shares outstanding	—	223,320,457	—	219,165,997	215,365,920
Diluted weighted average shares of Class A and Class B common stock outstanding	151,362,643	—	151,158,760	—	—
Assumed exchange of LLC Interests for shares of Class A or Class B common stock(1)	79,289,005	—	79,289,005	—	—
Adjusted diluted weighted average shares outstanding	230,651,648	223,320,457	230,447,765	219,165,997	215,365,920
Adjusted Net Income (in thousands)	$61,627	$52,190	$118,256	$42,252	$137,327
Adjusted Diluted EPS	$0.27	$0.23	$0.51	$0.19	$0.64

(1)
Assumes the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A or Class B common stock, resulting in the elimination of the non-controlling interests and recognition of the net income attributable to non-controlling interests.